Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

April 26, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:      202-772-9349

Re: Advanced Ventures Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed April 18, 2011
File No. 333-169861

Dear Mr. Mancuso:

Advanced Ventures Corp. (“AVC”) acknowledges receipt of the letter dated April 20, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Seventh Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that AVC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Our Common Stock, page 29

1.
We note your response to prior comment 3. Given the language of Rule 144(i)(1), it is unclear why you believe Rule 144(i) would apply only if you do not raise sufficient funds in this offering to commence operations.  Please revise your disclosure to reflect the effect of Rule 144(i).

Response:      Revised.  We have revised the last sentence in the “Our Common Stock” section on page 29 of the document to state as follows:  “Since we have not commenced operations and we have nominal operations and nominal non-cash assets, we are considered an issuer with no or nominal operations and no or nominal non-cash assets, and Rule 144(i) applies to us.  Therefore, our stockholders holding unregistered shares will be unable to use Rule 144 to resell their stock until at least 12 months after we have operations and more than nominal assets.”  Please see the Seventh Amended Draft.

Plan of Distribution, page 29

2.
We note your response to prior comment 2. If you change your plans and intend to offer or sell the securities in the United States, please tell us whether you first intend to file a post-effective amendment to this registration statement to reflect the change and disclose related issues regarding applicable state law restrictions on the resale of your securities and all appropriate information regarding the involvement of broker-dealers. See Regulation S-K Item 512(a)(1).

Response:      We confirm that in the event that we change our plans and offer or sell the securities in the United States, we intend to file a post-effective amendment to our registration statement to reflect the change and disclose related issues regarding applicable state law restrictions on the resale of our securities and all appropriate information regarding the involvement of broker-dealers.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-542066024.

Sincerely,

Jacky Shenker, President and Director
Advanced Ventures Corp.

VIA EDGAR

cc:           Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar